[LETTERHEAD OF GREGORY M. WILSON]

April 15, 2005

H. Roger Schwall
Assistant Director
Securities & Exchange Commission
Washington, D.C. 20549-0405

Re:      Tidelands Oil & Gas Corporation
         Form SB-2 filed December 17, 2004
         File No. 333-121398

         Form 10-KSB for the year ended December 31, 2003
         Filed March 30, 2004
         File No. 0-29613

         Form 10-QSB filed for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 Filed May 14, 2004, August 16, 2004 and November 15, 2004, respectively

Dear Staff:

This letter responds to your comment letter dated January 19, 2005. Additionally, we have updated the financial statements through December 31, 2004. In connection with this financial statement updating, we have amended the disclosures throughout the registration statement reflecting information as of December 31, 2004 rather than September 30, 2004. We have redlined a copy of the amended registration statement setting forth these voluntary changes in addition to the changes requested by the SEC staff.

General
-------

1. Where comments on one or section also relate to disclosure in another document or section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. For example, amend subsequent filings on Form 10-QSB to comply with any comments with respect to the Form 10-KSB.

Response: We have made the requested parallel changes in our periodic reports.

                                    Form SB-2

Selling Shareholders, page 19
-----------------------------

2. Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders. See Exchange Act Rule 13d-3; Interpretation I.60 of July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

In this regard, we note that Mr. Firestone is identified as the person having voting or investment control over the shares held by four Mercator entities. Identify Mr. Firestone in the table, aggregating the shares and voting control held by the four Mercator entities.

Response: We have disclosed the names of the natural persons who exercise voting and dispositive control over corporate selling shareholders. The names appear in the respective footnotes on page 23. Robert S. May exercises voting and dispositive control over Impact International, LLC. Jens Vesterager exercises voting and dispositive control over Carl Allers Etablissment. Carl Hessel exercises voting and dispositive control over Margaux Investment Management Group. Peter Andersson exercises voting and dispositive control over ACH Securities.

Additionally, we have identified Mr. Firestone in the table aggregating the shares and voting control held by the four Mercator entities.

3. Please revise the selling securityholder information in the table to include the total number of shares of common stock beneficially owned and intended to be sold be each selling securityholder (based on current market price if there is a floating conversion rate tied to the market price), regardless of any contractual or other restriction on the number of securities a particular selling securityholder may own at any point in time. See Interpretation No. 3S(a) of the Securities Act section of the Division of Corporation Finance's:
March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations. We note the disclosed percentage limitation in footnotes 5-8.

Response: The table does disclose the total number of shares of common stock owned and intended to be sold by each selling securityholder. The number of shares disclosed in the table is based on the maximum potential number of shares calculated on the "floor price". In accordance wit Interpretation No. 3S(a), we believe that the table accurately reflects the company's good faith estimate of the maximum number of shares that it may issue on conversion of the debentures or exercise of the warrants. The Company will file prospectus supplements, as necessary, updating the disclosure of the number of shares that each selling securityholder intends to sell, reflecting prior sales. When we spoke on the telephone recently with Jason Wynn about this comment, I believe that he indicated that our calculation as originally set forth in the table was acceptable, however, he indicated that the staff wanted to see additional disclosure on the 9.9% limitation. We have added the following additional disclosure concerning the 9.9% limitation to the "Selling Securityholders" last sentence of the second paragraph on page 21, as follows:

         "The Mercator group of companies have agreed to restrict their right to convert their debentures into our common stock and restrict their right to exercise their common stock warrants into our common stock. They do not have the right to convert debentures to stock or exercise their common stock warrants, if it would cause their beneficial ownership to exceed 9.99% of the total issued and outstanding shares of our Company. The practical effect of these restrictions is that the Mercator group of companies can never be in a position to be deemed a 10% shareholder of our Company."

4. Is any selling securityholder a registered broker-dealer or affiliate of a registered broker-dealer ? If so, please confirm to us on a supplemental basis that the securityholder purchased the securities your are registering on its behalf in the ordinary course of business, and that the time of the purchase of the securities to be resold, the securityholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, indentify the reselling securityholder as an underwriter. We may have additional comments.

Response: We have been informed that no selling securityholder is a registered broker-dealer or affiliate of a registered broker-dealer.

Plan of Distribution, page 21

5. Explain the situations in which the selling securityholders "may lend or pledge shares" of common stock to a broker-dealer.

Response: We have deleted the sentences referring to lending and pledging of shares.

                Form 10-KSB for the year ended December 31, 2003
                ------------------------------------------------

Controls and Procedures, Page 10

6. Item 307 of Regulation S-B requires the effectiveness of the small business issuer's disclosure controls and procedures to be evaluated as of the end of the period covered by the report. Ensure that your evaluation of the effectiveness of disclosure controls and procedures was conducted as of the end of the period covered by the report and revise this section to reflect such date of the evaluation.

Response: We have amended the language to reflect the evaluation was conducted as of the end of the period covered by the reports on our Form 10-KSB for the period ending December 31, 2003 and Forms 10-QSB for each quarter during 2004.

7. This section indicates that "[t]there have been no significant changes in the internal controls or other factors that could significantly affect internal controls subsequent to the date of ...their evaluation." Revise to comply with
Item 308(c) of Regulation S-B. Specifically, disclose whether there have been "any changes," as opposed to "significant changes". Consult the last paragraph of section II.J. found in Release No. 33-8238 for additional guidance.

Further, revise this section to address change(s) that "materially affect, or is reasonably likely to materially affect", rather than "significantly affect" the Company's internal controls over financial reporting.

Response: We have amended the language to reflect "no changes" rather than "significant changes" on each of our reports on Form 10-KSB for the period ending December 31, 2003 and Forms 10-QSB for each quarter during 2004.

8. You cite to the incorrect rule for the definition of "disclosure controls procedures." Revise to reflect the correct rule. See Rules 13a-15(e) and 15d-15(e) for additional guidance.

Response: The citation has been changed from 13a-14 to 13a-15(e) in our periodic reports on Form 10-KSB for the period ending December 31, 2003 and Forms 10-QSB for each quarter during 2004.

Exhibits and Reports on  Form 8-K, page 15

9. Please amend each certification filed as an exhibit pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 to reflect the updated language. See Item 601(b)(31) of Regulation S-B and Rules 13a-14(a)/15d-14(a) (CFR 240.13a-14(a))
or Rule 15d-14(a) (17CFR 240.15d-14(a)).

Response: The certifications have been amended on Form 10-KSB for the period ending December 31, 2003 and Forms 10-QSB for each quarter during 2004. The
10-KSB  for  the  year   ending   December   31,  2004   includes   the  updated
certifications.

Sincerely,

/s/ Gregory M. Wilson

Gregory M. Wilson
Counsel to Registrant